EXHIBIT 99.1

Stantec appointed to Thames Water’s £400 million Asset, Capital, and Engineering Framework

The firm will support Thames Water on five lots providing interdisciplinary services throughout the AMP8 period

LONDON, Dec. 05, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected by Thames Water to provide services for its Asset, Capital, and Engineering Professional Services Framework.

The firm has been named as a supplier on five lots on the £400 million framework and will now provide the water company with a range of interdisciplinary engineering, environmental, and program management services throughout asset management period eight (AMP8), spanning 2025-2030.

Thames Water manages water and wastewater for more than 16 million customers across London and the Thames Valley. Stantec will support Thames Water through this framework, which runs for an initial period of five years, developing robust asset strategies and providing engineering services to tackle challenges throughout AMP8.

Following its appointment, Stantec can now provide asset strategy, engineering design, environmental, and program and project management support across the entire asset lifecycle of both infrastructure and non-infrastructure projects and programs.

“Our industry-leading Water team is pleased to continue supporting Thames Water and offer increasing value for customers through their ambitious AMP 8 programs,” said Gord Johnston, president and CEO of Stantec. “The UK water sector faces a number of important challenges, and our team brings proven best practices to not only address these challenges, but also provide benefit for the surrounding communities.”

“We are delighted to confirm these critical framework awards, which will be used to source asset engineering and capital professional services that are critical to the success of Thames Water’s AMP8 program,” said Preetinder Dhanoa, capital procurement business partner at Thames Water. “This agreement will introduce a number of improvements to our previous arrangements, including driving value through innovation and partnership working.”

Stantec’s appointment follows a series of successful framework bids throughout AMP8. Learn more about Stantec’s work on water supply, recycled water projects, water reuse programs, and advanced water treatment projects.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Calum Metcalfe Stantec Media Relations Ph: (+44) 07928 501 112 calum.metcalfe@stantec.com	Media Contact Jessica Love Stantec Media Relations Ph: (279) 206-1056 jessica.love@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com